Solutia Inc.
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, MO 63166-6760
September 4, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Chief, Office of Information Technology

Re:	Solutia Inc. (CIK#0001043382), accession # 0000950123-09-028445 POS AM filed on July 31, 2009, file No. 333-160834
     Dear Ladies and Gentlemen:
          As reflected on the website of the Securities and Exchange Commission (the “Commission”), on July 31, 2009 we filed a Post Effective Amendment No. 1 (the “Amendment”) to our Registration Statement on Form S-3ASR that we filed on July 28, 2009 (the “Registration Statement”). While we filed the Amendment on time and checked the correct box on the form’s cover face specifying that that Amendment was a post-effective amendment that becomes effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, as amended (the “Act”), the company that we used to complete the filing made an error by filing the Amendment as a Form POS AM, rather than Form POS ASR.
     On August 13, 2009, representatives of the Commission contacted our counsel and requested that we refile the Amendment under the correct Form POS ASR, and in turn file a letter requesting a filing date adjustment. As requested, on August 14, 2009, we refiled the Amendment on Form POS ASR, and on August 17, 2009, we filed a letter requesting the Commission to adjust the filing date of the Form POS ASR from August 14, 2009 to July 31, 2009. On August 20, 2009, the Commission granted us such request.
     In addition, representatives from the Commission contacted our counsel and requested that we file a letter requesting the withdrawal of the incorrectly filed above-referenced Form POS AM. Consequently, pursuant to Rule 477 of Regulation C of the Act, we hereby respectfully request that the Commission issue an order granting the withdrawal of the Amendment incorrectly filed on Form POS AM, together with all exhibits thereto, as soon as reasonably possible. In pursuing this withdrawal request, we do not intend to affect the validity of any previous filing with respect to the Registration Statement.
     If you have any questions or require further information, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Respectfully yours,

/s/ Paul J. Berra, III
Paul J. Berra, III
Senior Vice President and General Counsel

cc:	Christian O. Nagler, Esq.

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